UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 8, 2021

STAR PEAK CORP II

(Exact name of registrant as specified in its charter)

Delaware	001-39835	85-3374823
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1603 Orrington Avenue, 13th Floor Evanston, Illinois	60201
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (847) 905-4500

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-fourth of one warrant	STPC.U	The New York Stock Exchange
Shares of Class A common stock included as part of the units	STPC	The New York Stock Exchange
Warrants included as part of the units, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	STPC WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into A Material Definitive Agreement.

On May 8, 2021, Star Peak Corp II, a Delaware corporation (“STPC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with STPC II Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of STPC (“Merger Sub”), and Benson Hill, Inc., a Delaware corporation (“Benson Hill”).

Pursuant to the terms of the Merger Agreement, at the closing (the “Closing”) of the transactions contemplated thereby (the “Transactions”), a business combination between STPC and Benson Hill will be effected through the merger of Merger Sub with and into Benson Hill, with Benson Hill surviving as a wholly-owned subsidiary of STPC (the “Merger”). Immediately prior to the effective time of the Merger (the “Effective Time”), each outstanding share of Benson Hill common stock, including common stock held by prior owners of Benson Hill preferred stock (“Existing Benson Hill Common Stock”), will be cancelled and converted into the right to receive a pro rata portion of an aggregate amount of 147,562,680 shares of common stock of STPC, par value $0.0001 per share (“New Benson Hill Common Stock”), on a fully diluted basis but subject to adjustment depending on the final allocation of Earn Out Shares and Earn Out Awards (each, as defined below), inclusive of New Benson Hill Common Stock allocated to the Benson Hill Options (as defined below), the Benson Hill Warrants (as defined below) that are outstanding as of the Effective Time and certain restricted New Benson Hill Common Stock (subject to vesting, forfeiture and certain other restrictions (including on transfer)) (the “Earn Out Shares”), pursuant to the terms and subject to the conditions set forth in the Merger Agreement, as more fully set forth under “Consideration” below. In addition to the foregoing, incentive equity awards (“Earn Out Awards”) with a value equivalent to 2,037,320 shares of New Benson Hill Common Stock will be granted under the New Incentive Plan (as defined in the Merger Agreement) to certain holders of Benson Hill Options. The number of Earn Out Shares and Earn Out Awards may be adjusted prior to Closing on a one-for-one basis, such that the number of Earn Out Awards will be decreased by any increase in Earn Out Shares to be issued, pursuant to the terms and subject to the conditions set forth in the Merger Agreement, as more fully set forth under “Consideration” below.

Consideration

Under the terms of the Merger Agreement, immediately prior to the Effective Time, each outstanding share of Existing Benson Hill Common Stock (other than dissenting shares and shares owned by Benson Hill as treasury stock), after giving effect to the Preferred Conversion (as discussed below), will be cancelled and converted into the right to receive a pro rata portion of 130,000,000 shares of New Benson Hill Common Stock, on a fully diluted basis, inclusive of New Benson Hill Common Stock allocated to the Benson Hill Options and certain Benson Hill Warrants that are outstanding as of the Effective Time. Each share of Existing Benson Hill Common Stock owned by Benson Hill as treasury stock will be canceled for no consideration.

At the Effective Time, STPC will also issue or cause to be issued to certain Earn Out Recipients (as defined in the Merger Agreement) an aggregate of 17,562,680 Earn Out Shares and will grant or cause to be granted to certain holders of Benson Hill Options a number of Earn Out Awards with an equivalent value of 2,037,320 shares of New Benson Hill Common Stock. With respect to the Earn Out Shares: (i) one-half (1/2) of the Earn Out Shares will vest if the Closing Price (as defined in the Merger Agreement) of the New Benson Hill Common Stock is greater than or equal to $14.00 over any twenty (20) Trading Days (as defined in the Merger Agreement) within any thirty (30) consecutive Trading Day period, and (ii) one-half (1/2) of the Earn Out Shares will vest if the Closing Price of the New Benson Hill Common Stock is greater than or equal to $16.00 over any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period, in each case, prior to the expiry of three (3) years from the Closing (the “Earn Out Period”). In addition, if there is a sale or similar liquidity event of STPC prior to the expiration of the Earn Out Period that will result in the holders of New Benson Hill Common Stock receiving a price per share equal to or in excess of the applicable price per share thresholds described above, then the applicable Earn Out Shares will vest in connection with such transaction or event in the manner set forth in the Merger Agreement. The Earn Out Awards will be subject to the same vesting terms and conditions as the Earn Out Shares, and the number of Earn Out Shares and Earn Out Awards are subject to adjustment such that if Benson Hill Options are forfeited in the interim period prior to the Closing, the number of Earn Out Shares to be issued will be increased by the corresponding decrease in the number of Earn Out Awards to be granted. In no event will the number of shares of New Benson Hill Common Stock issued as Earn Out Shares or being reserved for or subject to the Earn Out Awards granted exceed 19,600,000 shares of New Benson Hill Common Stock in the aggregate.

Equity Conversions

In addition, as of the Effective Time, each option to purchase Existing Benson Hill Common Stock (“Benson Hill Option”), whether vested or unvested, that is outstanding immediately prior to the Effective Time will be assumed and converted into an option with respect to a number of shares of New Benson Hill Common Stock in the manner set forth in the Merger Agreement, without any further action on the part of Benson Hill, STPC or the holder thereof. Similarly, each warrant to purchase Existing Benson Hill Common Stock (“Benson Hill Warrant”) that is outstanding immediately prior to the Effective Time will be assumed and converted into a warrant with respect to a number of shares of New Benson Hill Common Stock in the manner set forth in the Merger Agreement, without any further action on the part of Benson Hill, STPC or the holder thereof.

Immediately prior to the Effective Time, Benson Hill’s outstanding preferred shares will convert into shares of Existing Benson Hill Common Stock (the “Preferred Conversion”).

Representations and Warranties

The Merger Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (a) entity organization, formation and authority, (b) capital structure, (c) authorization to enter into the Merger Agreement, (d) licenses and permits, (e) taxes, (f) financial statements, (g) real property, (h) material contracts, (i) title to assets, (j) absence of changes, (k) employee matters, (l) compliance with laws, (m) litigation, (n) transactions with affiliates and (o) regulatory matters. The representations and warranties of the parties do not survive the Closing.

Covenants

The Merger Agreement includes covenants of Benson Hill with respect to operation of the business prior to consummation of the Merger. The Merger Agreement also contains additional covenants of the parties, including, among others, (a) requirement to make appropriate filings pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR”), (b) the use of reasonable best efforts to obtain the financing from the PIPE Investors (as defined below) (and for Benson Hill to reasonably cooperate with STPC in connection therewith) and (c) preparation and filing of a registration statement on Form S-4 relating to the Merger and containing a proxy statement of STPC (the “Registration Statement / Proxy Statement”).

The Merger Agreement also contains exclusivity provisions prohibiting (a) Benson Hill and its subsidiaries from initiating, soliciting, entertaining or otherwise encouraging an Acquisition Proposal (as defined in the Merger Agreement) (subject to limited exceptions specified therein) or entering into any contracts or agreements in connection therewith and (b) STPC from issuing an indication of interest, memorandum of understanding, letter of intent or other similar agreement with respect to a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination other than with respect to the transactions with Benson Hill contemplated by the Merger Agreement.

New Incentive Plan

In connection with the Closing, STPC will adopt the New Incentive Plan (as defined in the Merger Agreement) subject to the receipt of STPC stockholder approval.

Conditions to Consummation of the Transactions

Consummation of the Transactions is generally subject to customary conditions of the respective parties, and conditions customary to special purpose acquisition companies, including (a) expiry or termination of all applicable waiting periods under HSR, (b) the absence of any law or governmental order, threatened or pending, preventing the consummation of the Merger, (c) the effectiveness of the Registration Statement / Proxy Statement, (d) the STPC Class A Shares (as defined below) to be issued in the Merger having been listed on the New York Stock Exchange (“NYSE”) upon the Closing, and otherwise satisfying the applicable listing requirements of NYSE, (e) receipt of shareholder approval from shareholders of each of STPC and Benson Hill for consummation of the Merger, and (f) the cash proceeds available in the trust account, together with the cash proceeds received at Closing in respect of the various financing transactions contemplated by the Merger Agreement (including from the PIPE Investors (discussed below)), being less than $225,000,000 (after giving effect to payments in respect of any redemptions by STPC’s stockholders in connection with the Merger). In addition, Benson Hill also has the right to not consummate the Merger in the event that STPC has net tangible assets following the redemptions of less than $5,000,001.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including by mutual written consent or if the Transactions have not been consummated on or prior to February 28, 2022 (subject to extensions for delays as set forth in the Merger Agreement).

A copy of the Merger Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Merger Agreement and the Transactions is not complete and is subject to, and qualified in its entirety by, reference to the actual agreement. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. In particular, the assertions embodied in the representations and warranties in the Merger Agreement were made as of a specified date, are modified or qualified by information in one or more confidential disclosure schedules prepared in connection with the execution and delivery of the Merger Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Merger Agreement are not necessarily characterizations of the actual state of facts about STPC, Benson Hill or the other parties at the time they were made or otherwise and should only be read in conjunction with the other information that STPC makes publicly available in reports, statements and other documents filed with the Securities and Exchange Commission (the “SEC”).

Support Agreements

In connection and concurrent with the execution of the Merger Agreement, certain holders representing approximately 67% of outstanding Benson Hill Preferred Stock and Existing Benson Hill Common Stock (determined on an as-converted basis) (“Supporting Holders”) entered into support agreements (the “Support Agreements”) with STPC. Under the Support Agreements, the Supporting Holders agreed, among other things, to execute and deliver a written consent (a) adopting the Merger Agreement and the consummation of the transactions contemplated thereby, after the Registration Statement / Proxy Statement is declared effective by the SEC and (b) to effect a conversion of all of the preferred stock of Benson Hill.

A copy of the form of Support Agreement is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference, and may include such changes as are negotiated between the parties thereto. The foregoing description of the Support Agreement is not complete and is subject to, and qualified in its entirety by, reference to the form thereof filed herewith.

Sponsor Support Agreements

In connection and concurrent with the execution of the Merger Agreement, Star Peak Sponsor II LLC, a Delaware limited liability company (“Sponsor”), and certain other holders (together with Sponsor, the “Class B Holders”) of STPC Class B common stock, par value $0.0001 per share (“STPC Class B Shares”), entered into a support agreement with STPC (the “Sponsor Support Agreement”). Under the Sponsor Support Agreements, among other things, (a) the Class B Holders agreed to vote in favor of the transactions contemplated by the Merger Agreement, (b) Sponsor agreed that following consummation of the Merger, a certain amount of its New Benson Hill Common Stock will be subject to substantially the same terms and restrictions as apply to Earn Out Shares (the “Sponsor Earn Out Shares”) and (c) on behalf of itself and the other Class B Holders, Sponsor has agreed to waive certain of their anti-dilution and conversion rights.

A copy of the form of Sponsor Support Agreement is filed with this Current Report on Form 8-K as Exhibit 10.2 and is incorporated herein by reference, and may include such changes as are negotiated between the parties thereto. The foregoing description of the Sponsor Support Agreement is not complete and is subject to, and qualified in its entirety by, reference to the form thereof filed herewith.

Lock-up Agreements

In connection with the execution of the Merger Agreement, certain Pre-Closing Holders entered into certain lock-up agreements (the “Lock-up Agreements”) with STPC and Benson Hill. Pursuant to the Lock-up Agreements certain holders of Restricted Securities (as defined therein) have agreed, among other things, to be subject to a lock-up period which will last from the Closing until the earlier of (i) the date that is six months after the Closing and (ii) the date after the Closing on which STPC completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction (the “Lock-up Period”) in respect of their Restricted Securities. During this lock-up period, the holders of Restricted Securities may not transfer any Restricted Securities or engage in any short sales or other hedging or derivative transactions, subject to certain limited exceptions.

A copy of the form of Lock-up Agreement is filed with this Current Report on Form 8-K as Exhibit 10.3 and is incorporated herein by reference, and may include such changes as are negotiated between the parties thereto. The foregoing description of the Lock-up Agreement is not complete and is subject to, and qualified in its entirety by, reference to the form thereof filed herewith.

PIPE Financing

On May 8, 2021, STPC entered into subscription agreements (each, a “Subscription Agreement”) with certain investors (the “PIPE Investors”) pursuant to which, among other things, the PIPE Investors have agreed to subscribe for and purchase, and STPC has agreed to issue and sell to the PIPE Investors, an aggregate of 22,500,000 shares of STPC Class A common stock, par value $0.0001 per share (“STPC Class A Shares”), for an aggregate purchase price of $225,000,000 on the date of Closing, on the terms and subject to the conditions set forth therein. The Subscription Agreement contains customary representations and warranties of STPC, on the one hand, and each PIPE Investor, on the other hand, and customary conditions to closing, including the consummation of the transactions contemplated by the Merger Agreement. The form of the Subscription Agreement is attached as Exhibit 10.4 hereto and is incorporated herein by reference. The foregoing description of the Subscription Agreement is not complete and is subject to, and qualified in its entirety by, reference to the form filed herewith.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above under the heading “PIPE Financing” in Item 1.01 of this Current Report is incorporated by reference into this Item 3.02. The STPC Class A Shares to be issued and sold to the PIPE Investors will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01 Regulation FD Disclosure.

On May 10, 2021, STPC issued a press release announcing the execution of the Merger Agreement. The press release is furnished herewith as Exhibit 99.1 and incorporated by reference into this Item 7.01.

Furnished herewith as Exhibit 99.2 and incorporated by reference into this Item 7.01 is the investor presentation that was used by STPC in connection with the sale of STPC Common Stock to the PIPE Investors.

Furnished herewith as Exhibit 99.3 and incorporated by reference into this Item 7.01 is the transcript of a joint conference call to be held by STPC and Benson Hill in connection with the announcement of their entry into the Merger Agreement.

Furnished herewith as Exhibit 99.4 and incorporated by reference into this Item 7.01 are audited consolidated financial statements of Benson Hill and its subsidiaries as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020.

The foregoing (including the information presented in Exhibits 99.1, 99.2, 99.3 and 99.4) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act. The submission of the information set forth in this Item 7.01 shall not be deemed an admission as to the materiality of any information in this Item 7.01, including the information presented in Exhibits 99.1, 99.2, 99.3 and 99.4, that is provided solely in connection with Regulation FD.

Additional Information

The proposed transactions will be submitted to stockholders of STPC for their consideration and approval at a special meeting of stockholders. In addition, Benson Hill will solicit written consents from its stockholders for approval of the proposed transactions. In connection with the proposed transactions, STPC intends to file a Registration Statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a proxy statement to be distributed to STPC stockholders in connection with STPC’s solicitation for proxies for the vote by STPC’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statement, a consent solicitation statement of Benson Hill to solicit written consents from its stockholders in connection with the proposed transactions and a prospectus relating to the offer of the securities to be issued to Benson Hill’s stockholders in connection with the completion of the Merger. After the Registration Statement has been filed and declared effective, STPC will mail a definitive proxy statement / consent solicitation statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors, STPC’s stockholders and other interested parties are advised to read, when available, the preliminary proxy statement, and any amendments thereto, and the definitive proxy statement in connection with STPC’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / consent solicitation statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the proxy statement / consent solicitation statement / prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Corp II, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

STPC and Benson Hill and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of STPC’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement to be filed with the SEC by STPC, which will include the proxy statement / consent solicitation statement / prospectus for the proposed transaction. Information regarding the directors and executive officers of STPC is contained in STPC’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or STPC’s or Benson Hill’s future financial or operating performance. These forward-looking statements include, but are not limited to, statements regarding the transactions expected to be effected in connection with the Closing. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by STPC and its management, and Benson Hill and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against STPC, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of STPC, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the NYSE’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Benson Hill as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Benson Hill or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Benson Hill’s estimates of its financial performance; 12) the impact of the COVID-19 pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in STPC’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021, in the proxy statement / consent solicitation statement / prospectus relating to the proposed business combination (when available), and other documents filed or to be filed with the SEC by STPC. Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that STPC and Benson Hill presently do not know or that STPC and Benson Hill currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither STPC nor Benson Hill undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
2.1†	Agreement and Plan of Merger, dated as of May 8, 2021, by and among Star Peak Corp II, STPC II Merger Sub Corp. and Benson Hill, Inc.
10.1	Form of Support Agreement.
10.2	Sponsor Support Agreement, dated as of May 8, 2021, by and among Star Peak Sponsor II LLC, Star Peak Corp II and the other holders party thereto.
10.3	Form of Lock-up Agreement.
10.4	Form of Subscription Agreement.
99.1	Press Release, dated May 10, 2021.
99.2	Investor Presentation.
99.3	Conference Call Transcript.
99.4	Audited Consolidated Financial Statements of Benson Hill, Inc.

†	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 10, 2021

STAR PEAK CORP II

By:	/s/ Eric Scheyer
Name:	Eric Scheyer
Title:	Chief Executive Officer